June 28, 2006

Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
100 F Street,  NE
Washington, D.C.  20549-4561

COMMENT LETTER
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COMMUNITY WEST BANCSHARES
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FILE NUMBER:  000-23575
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Dear Ms. Sweeney:

These comments are in response to your review of the SEC Form 10-K filing for the Fiscal Year ended December 31, 2005 and the related Comment Letter dated June 1, 2006.

COMMENT  #  1: REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1
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The  Company  acknowledges  the  inadvertent  omission  of  the signature of the independent registered public accounting firm in the 10-K filing. Accordingly, we filed a Form 10-K/A for fiscal year ended December 31, 2005 on June 26, 2006 that included the signed report and consent of independent registered public accountant.

COMMENT  #  2:  CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS,  PAGE  F-5
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The  Company  has  available for sale SBA and residential mortgage loans that it originates with the intent to sell. The cash flows were presented in the consolidated statement of cash flows in two places. The gains from loan sales were included in "Cash Flows from Operating Activities: Gains on Sale of Loans held for Sale." The net loan originations and sales were included in the consolidated statements of cash flows under the "Cash Flows from Investing
Activities:  Loan  originations  and  principal  collections,  net."

COMMENT  #  3:  NOTE  3  -  LOAN  SALES  AND  SERVICING,  PAGE  F-10
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The  Company originates each mortgage loan under specific investor mortgage loan programs. At no time is there interest rate risk. A rate-lock commitment to the borrower is not entered into without an offsetting binding commitment from the investor under whose program the loan was originated to purchase the loan. Each origination is treated separately and the Company has no commitment to the investor should the borrower chose not to complete the loan. As of December 31, 2005 and 2004, the Company had rate lock commitments on mortgage loans totaling $8,094,000 and $6,228,000, respectively. The Company determined that the fair value of the commitments as well as the corresponding forward sale contracts to be immaterial to the balance sheet and the income statement impact to be negligible.

COMMENT  #  4  NOTE  3  -  LOAN  SALES  AND  SERVICING,  PAGE  F-10
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The  Company  reviewed the disclosures as required by paragraph 17(e) and (g) of
SFAS 140 and has concluded that paragraph (g) is not applicable in its entirety. The Company has no items of this nature connected with securitized assets. The balance of servicing liabilities was $56,000 and $16,000 at December 31, 2005 and 2004, respectively. In future filings, the Company will expand its disclosure related to the servicing liabilities to include the disclosures listed in 17 e (1) and (2) should the balance of these liabilities become material.

The Company uses a third party to independently verify its valuation of these financial assets. The third party uses stratification of the underlying assets to support its valuation. Should the independent third party analysis indicate impairment to one or both of these assets, the Company will expand in future filings its current disclosure to include the additional items required in paragraph 17 (e) 3 and 4.

COMMENT  #  5  NOTE  3  -  LOAN  SALES  AND  SERVICING,  PAGE  F-10
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The  Company's accounting policy is to value interest-only strip assets using an internally developed model. The Company uses a third-party source on a quarterly basis to validate our internal model used to determine fair value of the interest only strip assets. The Company no longer sells loans for par and has not generated any new interest only strip assets since the first quarter of 2003. The fair value amount calculated by the third party was disclosed in Note 13 rather than fair value computed by our model. The resulting difference was $74,000.

The  Company  acknowledges:

     - that it is responsible for the adequacy and accuracy of the disclosure in the filing;
     - staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have addressed your comments. If you have any further questions, please do not hesitate to call me (805-692-4409) or Susan Thompson, Senior Vice President-Controller, (805-692-4410). Thank you.

Very truly yours,


Charles G. Baltuskonis
Executive Vice President,  Chief Financial Officer

cc: William R. Peeples, Chairman of the Board and Audit Committee, Community West Bancshares
     Lynda J. Nahra, President and Chief Executive Officer, Community West Bancshares
     Bill  Browning,  Partner,  Ernst  &  Young